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                                                                       Exhibit 7
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                      [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL
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October 21, 1998

Board of Directors
Essex International Inc.
1601 Wall Street
Fort Wayne, IN 46802

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Essex International Inc. (the "Company") of the consideration proposed to be paid by Superior TeleCom Inc. ("Buyer") in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 21, 1998, by and among Buyer, SUT Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Buyer, and the Company (the "Agreement"), taken together as a unitary transaction. The Agreement provides for a tender offer for up to 22,562,135 Shares (the "Tender Offer") pursuant to which Merger Sub will pay $32.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Buyer and Merger Sub and Shares owned by holders who have properly exercised their appraisal rights) will be exchanged for 0.64 of a share of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share, of Buyer (the "Convertible Preferred Stock"), or a combination of cash and Convertible Preferred Stock, as provided in the Agreement in the event that the Tender Offer is not fully subscribed.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of public offerings of Shares in April 1997 and September 1997 (in which certain affiliates of Goldman, Sachs & Co., having previously owned approximately 14.5% of the then outstanding Shares, sold all of their ownership interest in the Company), and having acted as its financial advisor in connection with the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement, including the form of Certificate of Designation of the Convertible Preferred Stock and the form of the Stockholders

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Essex International Inc.
October 21, 1998
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Agreement among Buyer, Merger Sub and certain stockholders of the Company attached as exhibits thereto; the form of Buyer's Indenture for the 8.5% Subordinated Convertible Exchange Debentures due 2013; the Company's Prospectus for the initial public offering of Shares dated April 17, 1997; the Company's Prospectus for the secondary offering of Shares dated September 17, 1997; Buyer's Prospectus for the initial public offering of Buyer's common stock dated October 11, 1996; Annual Report to Stockholders of the Company for the year ended December 31, 1997 and Annual Reports on Form 10-K of the Company and its predecessor for the five years ended December 31, 1997; Annual Reports to Stockholders and Annual Reports on Form 10-K of Buyer for the two fiscal years ended April 30, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Buyer; certain other communications from the Company and Buyer to their respective stockholders; and certain internal financial analyses and forecasts for the Company through the calendar year ended December 31, 1999, and for Buyer through the calendar year ended December 31, 2002 prepared by their respective managements. We also have held discussions with members of the senior management of the Company and Buyer regarding the past and current business operations, financial condition and future prospects of their respective companies and the companies combined pursuant to the Agreement. In addition, we have reviewed the reported price and trading activity of Shares, the common stock of Buyer and convertible securities generally, compared certain financial and stock market information for the Company and Buyer with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain business combinations in the cable and wire industry specifically and in other industries generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company, Buyer or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. In addition, we were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote, or whether such holder should seek appraisal rights, in connection with the Merger.

We note that under current market conditions, there may be a limited trading market for the
Convertible Preferred Stock. Any estimate of the future trading value of the Convertible Preferred Stock would be speculative and subject to substantial uncertainties and contingencies. We are not
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Essex International Inc.
October 21, 1998
Page Three

expressing a view as to the actual trading price of the Convertible Preferred Stock, which will be dependent upon and fluctuate with dividend rates generally, the market price of the common stock of Buyer into which the Convertible Preferred Stock is convertible, market conditions, general economic conditions, the financial condition and prospects of Buyer after the Merger and other factors which generally influence the price of similar securities.

We are not opining on the fairness from a financial point of view of the Convertible Preferred Stock to be received by holders of Shares pursuant to the Merger if viewed as a separate and distinct transaction from the Tender Offer.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the consideration to be received pursuant to the Agreement by the holders of Shares in the Tender Offer and the Merger, taken together as a unitary transaction, is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.